Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Nelson, Thomas	2. Issuer Name and Ticker or Trading Symbol Hudson united Bancorp (HU)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___ Director ___ 10% Owner _X_ Officer (give title below) ___ Other (specify below) Executive Vice President
(Last) (First) (Middle) 68 East Lake Road	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 11/08/2002
(Street) Kinnelon, NJ 07405		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Hudson United Bancorp -Common Stock	10/08/2002		I		2.6010	A	$29.58		I	401K
Hudson United Bancorp -Common Stock	09/13/2002		I		2.5307	A	$30.41		I	401K
Hudson United Bancorp -Common Stock
Hudson United Bancorp -Common Stock								9,432.9610	I	Total 401K
Hudson United Bancorp -Common Stock								13,600	D	Restricted
Hudson United Bancorp -Common Stock								19,212	D
Hudson United Bancorp -Common Stock							Total	42,244.961
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 1474 (9-02)
FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr.3,4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Hudson United Bancorp - Common		09/dd/2002						06/13/1995	12/12/2004	Stock Options		$10.362	5,570	D	Options
Hudson United Bancorp - Common		09/dd/2002						06/13/1996	12/12/2004	Stock Options		$10.362	5,570	D	Options
Hudson United Bancorp - Common		09/dd/2002						06/13/1997	12/12/2004	Stock Options		$10.362	5,570	D	Options
Hudson United Bancorp - Common		09/dd/2002						06/13/1998	12/12/2004	Stock Options		$10.362	5,570	D	Options
Hudson United Bancorp - Common		09/dd/2002						06/13/1999	12/12/2004	Stock Options		$10.362	5,570	D	Options
Hudson United Bancorp - Common		09/dd/2002						11/01/2001	11/01/2006	Stock Options		$17.367	3,713	D	Options
Hudson United Bancorp - Common		09/dd/2002						11/19/2002	11/19/2007	Stock Options		$28.972	14,587	D	Options
Hudson United Bancorp - Common		09/dd/2002						03/22/2004	03/22/2009	Stock Options		$29.127	113	D	Options
Hudson United Bancorp - Common		09/dd/2002						*	12/06/2011	Stock Options		$27.46	10,000	D	Options
Hudson United Bancorp - Common		09/dd/2002						*	08/07/2012	Stock Options		$27.39	14,000	D	Options
Explanation of Responses:
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ **Signature of Reporting Person	Date
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